Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation in the Prospectus of this Registration Statement on Form S-1 of Flux Power Holdings, Inc. of our report dated January 29, 2025, before the effects of the adjustments to retrospectively apply the changes in presentation of the Company’s segments disclosure described in Note 13, relating to the consolidated financial statements of Flux Power Holdings, Inc. and subsidiaries for the year ended June 30, 2024. Our report contains an explanatory paragraph about the existence of substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in the Prospectus.

/s/ BAKER TILLY US, LLP

San Diego, California

May 22, 2026